UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Realogy Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

75605Y106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75605Y106	SC13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SENATOR INVESTMENT GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,850,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,850,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.67%*
12	TYPE OF REPORTING PERSON IA

*Represents beneficial ownership as of February 16, 2016.  As of December 31, 2015 the Reporting Person may have been deemed to beneficially own 7,228,800 shares of common stock, equal to 4.93% of the outstanding common stock of the Issuer. As of January 6, 2016, the Reporting Person may have been deemed to beneficially own 7,500,000 shares of common stock, equal to 5.1% of the outstanding common stock of the Issuer.

CUSIP NO. 75605Y106	SC13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON ALEXANDER KLABIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,850,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,850,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.67%*
12	TYPE OF REPORTING PERSON IN

* Represents beneficial ownership as of February 16, 2016.  As of December 31, 2015 the Reporting Person may have been deemed to beneficially own 7,228,800 shares of common stock, equal to 4.93% of the outstanding common stock of the Issuer. As of January 6, 2016, the Reporting Person may have been deemed to beneficially own 7,500,000 shares of common stock, equal to 5.12% of the outstanding common stock of the Issuer.

CUSIP NO. 75605Y106	SC13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON DOUGLAS SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,850,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,850,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.67%*
12	TYPE OF REPORTING PERSON IN

*Represents beneficial ownership as of February 16, 2016.  As of December 31, 2015 the Reporting Person may have been deemed to beneficially own 7,228,800 shares of common stock, equal to 4.93% of the outstanding common stock of the Issuer. As of January 6, 2016, the Reporting Person may have been deemed to beneficially own 7,500,000 shares of common stock, equal to 5.12% of the outstanding common stock of the Issuer.

CUSIP NO. 75605Y106	SC13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER

Realogy Holdings Corp.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

175 Park Avenue
Madison, NJ 07940

Item 2(a).	NAME OF PERSON FILING

Senator Investment Group LP serves as investment manager to various investment funds (collectively, the "Funds"), and as such, has investment discretion with respect to the Funds. Alexander Klabin and Douglas Silverman have control of a Delaware limited liability company that may be deemed to control Senator Investment Group LP. The foregoing persons are hereafter sometimes collectively referred to as the Reporting Persons.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal office of each Reporting Person is:

c/o Senator Investment Group LP
510 Madison Avenue
28th Floor
New York, NY 10022

Item 2(c).	CITIZENSHIP

Senator Investment Group LP is a Delaware limited partnership. Each of Messrs. Klabin and Silverman is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e).	CUSIP NUMBER

75605Y106

CUSIP NO. 75605Y106	SC13G/A	Page 6 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

Item 4.	OWNERSHIP

	(a)	Amount of beneficially owned: 6,850,000*

	(b)	Percent of class: 4.67%*

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 6,850,000*

		(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)

Shared power to dispose or to direct the disposition of: 6,850,000*

*Represents beneficial ownership as of February 16, 2016.  As of December 31, 2015 the Reporting Persons may have been deemed to beneficially own 7,228,800 shares of common stock, equal to 4.93% of the outstanding common stock of the Issuer. As of January 6, 2016, the Reporting Persons may have been deemed to beneficially own 7,500,000 shares of common stock, equal to 5.12% of the outstanding common stock of the Issuer.

CUSIP NO. 75605Y106	SC13G/A	Page 7 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 75605Y106	SC13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: as of February 16, 2016

SENATOR INVESTMENT GROUP LP /s/ Evan Gartenlaub Name: Evan Gartenlaub Title: General Counsel
/s/ Evan Gartenlaub as Attorney-in-Fact* ALEXANDER KLABIN
/s/ Evan Gartenlaub as Attorney-in-Fact** DOUGLAS SILVERMAN

* Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.

** Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.